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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13d-2(b) AND (d)
                              (Amendment No. 1)*



                            Century Casinos, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)
                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                  156492100
            ------------------------------------------------------
                                (CUSIP Number)
                              February 4, 1999**
            ------------------------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                              |_| Rule 13d-1(b)
                              |X| Rule 13d-1(c)
                              |_| Rule 13d-1(d)








* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This report is being filed (i) within 10 days of February 4, 1999, the day on which the reporting person acquired directly or indirectly greater than 10% of common stock of the issuer and (ii) within 45 days of the calendar year end pursuant to Rule 13d-2(b).




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                                                            SCHEDULE 13G


CUSIP No.          156492100                                   Page 2 of 4 Pages



1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                  ###-##-####
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |_|
                                                     (b) |_|
3.        SEC USE ONLY

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ----------------------------------------------------------------------


          NUMBER OF    5. SOLE VOTING POWER
           SHARES             858,826
        BENEFICIALLY   6. SHARED VOTING POWER
           OWNED BY           665,959
           EACH        7. SOLE DISPOSITIVE POWER
         REPORTING            858,826
          PERSON       8. SHARED DISPOSITIVE POWER
           WITH               665,949

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,524,775
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.2%
12       TYPE OF REPORTING PERSON*
         IN-O**
         -----------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.



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                                                                     Page 3 of 4


Item 1(a).   Name of Issuer: Century Casinos, Inc.

Item 1(b).   Address of Issuers's Principal Executive Offices:
             200-220 E. Bennett Ave., Cripple Creek, Colorado 80913.

Item 2(a).   Name of Person Filing: Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             4550 Gordon Drive, Naples, Florida 34102

Item 2(c).   Citizenship: U.S.A.

Item 2(d).   Title of Class of Securities:  Common Stock, $0.01 par value

Item 2(e).   CUSIP Number:     156492100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)


Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 665,949 of the reported securities as an advisor to the trustee of certain family trusts and with respect to shares owned by his wife. Miller has sole dispositive and voting power with respect to 858,826 of the reported securities (i) as the custodian to accounts set up under the Florida Uniform Gift to Minors Act, (ii) as an individual, (iii) as the trustee to certain trusts and/or (iv) as the manager a limited liability company that is the general partner of certain limited partnerships.

             (a)    1,524,775

             (b)   10.2%

             (c)   (i) sole voting power:   858,826

                   (ii) shared voting power: 665,949

                   (iii) sole dispositive power: 858,826

                   (iv) shared dispositive power: 665,949


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable


Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.




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                                                                     Page 4 of 4
  Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable

  Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

  Item 9.  NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

  Item 10. CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 12, 1999




                                                     /s/ Lloyd I. Miller III
                                                     -----------------------
                                                         Lloyd I. Miller, III